SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X    Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                     .
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The following is included in this Report on Form 6-K:


1. Press Release, dated as of May 31, 2005









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Media Release
                                                                 HEMOSOL


FOR IMMEDIATE RELEASE

Hemosol to Host Annual and Special Meeting  of Shareholders June 7, 2005

TORONTO, ON, May 31, 2005 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that the Company will hold its Annual and Special Meeting of Shareholders at the TSX Broadcast Centre, Gallery Room, 130 King Street West, Toronto, Ontario, beginning at 10:00 am (EST) on June 7th, 2005.

An information circular was mailed to shareholders on May 17, 2005 describing the formal business to be dealt with at the meeting. Subsequent to that mailing, Hemosol's Board has approved the addition of Dr. Paul Walker to the slate of nominees to stand for election as Directors of the corporation.

Dr. Walker is the President & CEO, as well as a Director of Spectral Diagnostics Inc. Prior to accepting this corporate position, he was Chief Operating Officer of the Toronto General Hospital. His medical career included being Surgeon-in-Chief of the University Hospital Network and Professor of Medicine and Laboratory Medicine at the University of Toronto. He received his M.D. from the University of Western Ontario, his PhD from the Salgrenska University of Goteborg Sweden, and is the author of more than 100 scientific publications. Dr. Walker is a also a graduate of the Advanced Management Program from Harvard School of Business.

Following the conclusion of the formal business portion of the meeting, Lee Hartwell, Hemosol's President & CEO, along with other members of the senior management team, will provide a presentation covering the Company's accomplishments in 2004 and goals and objectives for 2005.

An audio version of the meeting will be available on the Internet. To access the live webcast please visit www.hemosol.com. The broadcast will be archived for up to 12 months. To listen to the presentation you will need a standard web browser equipped with Windows media player.

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".

Contact:   JASON HOGAN
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com



Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  HEMOSOL CORP.

                                  By: /s/ Lee Hartwell
                                      -----------------------------------------
                                      Name: Lee D. Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date: June 1, 2005